VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

August 23, 2018

Attention:  Ms. Christina Fettig
Re:	Registration Statement on Form N-14 of Staar Investment Trust (the "Registrant")
File No. 333-225795

Dear Ms. Fettig:

On behalf of the Registrant, below are the Registrant's responses to the accounting comments conveyed telephonically by Ms. Fettig on July 17, 2018 to Jana Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant's registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of the Hatteras Alpha Hedged Strategies Fund (the "Target Fund") into the Staar Disciplined Strategies Fund (the "Acquiring Fund").  The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on June 21, 2018 pursuant to Rule 488 under the Securities Act of 1933, as amended (the "Securities Act").

Below, the Registrant has provided your accounting comments (in bold) and the Registrant's response to each comment.  These responses will be incorporated pursuant to Rule 497(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1.	Text: Consent of Independent Registered Public Accounting Firm of Goff Backa Alfera & Company, LLC for Staar Funds

General Comment:  Please confirm that the consent given by the auditor listed above relates to the financial statements and financial highlights of the Staar Funds for all periods referenced in the N-14, including the year ended December 31, 2017.

Response:   The Registrant will submit a revised consent given by the auditor for Staar Funds in our subsequent filing.

2.
General Comment:  Item 4 (a)(4) of Form N-14 requires a  registrant to outline the material features of the proposed transaction, including the reasons the registrant and the company being acquired are proposing the transaction. Please elaborate in your disclosure.

Response:   The disclosure has been revised to include a description of the reasons for proposing the transaction in a section titled, "What are the reasons for the proposed Reorganization? The Registrant has revised the disclosure as follows:

Hatteras, the Target Fund's investment advisor, has determined to focus its advisory capabilities on alternative strategies that do not necessarily provide daily liquidity and would not be appropriate for a mutual fund.  The proposed Reorganization would enable Target Fund shareholders to continue investment in a mutual fund, the Acquiring Fund, that provides exposure to alternative strategies.

3.	General Comment: Is there any repositioning of the Target Fund (Hatteras Alpha Hedged Strategies Fund) anticipated in connection with the Reorganization?

Response:   There is no planned repositioning of the assets of the Target Fund in anticipation of the Reorganization.

4.
General Comment:  If the Registrant feels the size difference between the Target Fund and the Acquiring Fund (Staar Disciplined Strategies Fund) is relevant to shareholders, please highlight as a difference and add disclosure.

Response:   The Registrant has added the following disclosure:

How do the net assets of the Funds' compare?

The total net assets of the Target Fund (approximately $28.2 million as of December 31, 2017 are greater than the net assets of the Acquiring Fund (approximately $2.7 million as of December 31, 2017)).

5.	Text: Page 7, second paragraph, "How do the fees of the Acquiring Fund compare to those of the Target Fund?"

Comment:  Please confirm in Correspondence that the merged fund is not expected to hold affiliated investments after the Reorganization.

Response:   The Registrant confirms that the merged fund is not expected to hold affiliated investments after the Reorganization.

6.	Text: Page 7, "Who manages the Target Fund and the Acquiring Fund?"

Comment:  Please add disclosure clarifying that the investment advisor and the portfolio manager of the Acquiring Fund (Staar Disciplined Strategies Fund) will continue to manage the merged fund after the Reorganization.

Response:   The Registrant has added disclosure to state that  Barrel Park will continue to serve as investment advisor and Mr. Boshco will continue to serve as the portfolio manager of the Acquiring Fund after the Reorganization.

7.	Text: Page 8, "Will either Fund pay fees associated with the Reorganization."

Comment:  Please add disclosure stating that the costs of the Reorganization will be borne by Barrel Park and Hatteras whether or not the Reorganization has be consummated.

Response:   The Registrant has added the requested disclosure.

8.	Text: Page 8, Annual Fund Operating Expenses Table

Comment:  Please confirm in Correspondence that the fees and expenses  provided in the Annual Fund Operating Expenses Table for the Target Fund and the Acquiring Fund represent current fees in accordance with Item 3 of Form N-14.

Response:   The Registrant confirms that the fees and expenses provided in the Annual Fund Operating Expenses Table represent current fees in accordance with Item 3 of Form N-14.

9.	Text: Page 8, Annual Fund Operating Expenses Table

Comment:  Please provide the missing footnotes that are referenced in the Annual Fund Operating Expenses Table.

Response:   The Registrant has updated the disclosure by adding the missing footnotes referenced in the Annual Fund Operating Expenses Table.

10.	Text: Page 8, Annual Fund Operating Expenses Table

Comment:  Please remove the footnotes currently listed in the Annual Fund Operating Expenses Table.

Response:   The Registrant has removed the current footnotes listed in the Annual Fund Operating Expenses Table and has revised the footnotes disclosure.

11.	Text: Page 8, Annual Fund Operating Expenses Table

Comment:  Pro Forma Combined Other Expenses for the Acquiring Fund after the Reorganization are dropping substantially.  How are they expected to drop by so much?  Please respond in Correspondence.

Response:   Pro Forma Combined Other Expenses for the Acquiring Fund are expected to drop substantially after the Reorganization due to a) significant cost savings realized from a change in the service provider of fund administration and fund accounting, as well as from a change in the transfer agent; b) significant cost savings realized from the Registrant's lower annual trustee fees; and c) certain other cost savings realized from economies of scale after the Reorganization (please see the Pro Forma Statement of Operations (UNAUDITED) for additional details).

12.	Text: Page 8, Annual Fund Operating Expenses Table

Comment:  Please confirm that the Acquiring Fund's investment advisor will not recoup expenses previously waived by Target Fund's investment advisor after the consummation of the Reorganization.

Response:   The Registrant confirms such expenses will not be recouped.

13.	Text: Page 8, Annual Fund Operating Expenses Table

Comment:  For the Target Fund's most recent financial statements, the Statement of Operations presents a net fee waiver for the 2017 fiscal year.  If financial statements show a fee waiver, why does the fee table in the Target Fund's prospectus and the Registrant's Prospectus/Proxy Statement show a recoupment?

Response:   Prior to, and including fiscal year 2017, the Target Fund solely invested in affiliated open-end series of funds.  The Target Fund was required to include the expenses of the affiliated funds in its expense ratio, resulting in a fee waiver for years prior to, and including a portion of, 2017.  Beginning in April 2017, the Target Fund no longer invested in the affiliated funds, which lowered its total annual fund operating expenses below the stated expense caps for each share class, allowing for recoupment of expenses previously waived, as per the terms of the Target Fund's Operating Expenses Limitation Agreement.

14.	Text: Page 11, Expense Examples

Comment:  Please recalculate the Expense Examples using the example excel spreadsheet provided for calculating hypothetical expense examples.

Response:   The Registrant has recalculated the Expense Examples using the excel spread sheet  provided and has revised the disclosure accordingly.

15.	Text: Page 11, Portfolio Turnover

Comment:  Does the Registrant think the difference in the portfolio turnover rate of the Target Fund (123.00%) and the Acquiring Fund (9.66%) is significant enough to include disclosure highlighting the differences?  If so, please add disclosure.

Response:   The Target Fund's portfolio turnover for the 2017 fiscal year was considerably higher than previous fiscal years due to the liquidation of an underlying fund.  Therefore, since the differences in portfolio turnover are not the result in differences of investment strategy, the Registrant believes no additional disclosure is necessary. Note: For the Hatteras Alpha Hedged Strategies Fund, the portfolio turnover rates for the past 5 fiscal years ending 12/31 are: 12/31/17: 123%, 12/31/16: 60%, 12/31/15: 30%, 12/31/14: 32% and 12/31/13: 52%.)

16.
General Comment:  It is noted that the Acquiring Fund name has recently changed from the Staar Alternative Categories Fund to the Staar Disciplined Strategies Fund.  Please confirm where there were any other changes, such as changes to investment strategy or risks in connection with the name change.

Response:   The Registrant confirms there were no other changes in regards to the name change.

17.	Text: Page 34, Performance Information

Comment:  The disclosure in the Performance Information section reads specific to the Acquiring Fund. Disclosure is also required for the company being acquired (Target Fund). How is the provided disclosure meeting the requirements of  Item 6 of Form N-14?

Response:   The Registrant has revised the disclosure to include the following language:

Performance information for the Target Fund's Class A, Class C and Institutional Class Shares is incorporated by reference from the current prospectus of the Target Fund, dated April 30, 2018, and is available upon request from the Target Trust without charge.

18.
Comment:  Item 5 and Item 6 of Form N-14 pulls in the Financial Highlights information for the Target Fund.  Please include a separate section stating that the Financial Highlights for the Target Fund are being incorporated into the Registration Statement by reference.

Response:   The Registrant has revised the disclosure to include the following section and subsequent language:

Additional Information and Financial Highlights

For additional information about the Target Fund, including Financial Highlights, see the Target Fund Prospectus and Target Fund SAI, copies of which may be obtained without charge by writing or calling the Target Trust at the address and telephone number set forth on the first page of this Prospectus/Proxy Statement.  Information about the Funds (including the most recent Annual and Semiannual Reports) is available from the SEC's web site at http://www.sec.gov and also may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov or from the SEC's Public Reference Room, Room 1580, 100 F Street NE, Washington, D.C. 20549-1520 and at certain of the SEC's regional offices:  SEC Regional Offices:  Atlanta – 950 East Paces Ferry NE, Suite 900, Atlanta GA 30326; Boston – 33 Arch Street, 23rd Floor, Boston, MA 02110; Chicago – 175 West Jackson Blvd., Suite 900, Chicago, IL 60604; Denver –

1961 Stout Street, Suite 1700, Denver, CO 80294; Fort Worth – Burnett Plaza, Suite 1900, 801 Cherry Street, Unit #18, Fort Worth, TX 76102; Los Angeles – 444 South Flower Street, Suite 900, Los Angeles, CA 90071; Miami – 801 Brickell Ave., Suite 1800, Miami, FL 33131; New York – 200 Vesey Street, Suite 400, New York, NY 10281; Philadelphia – One Penn Center, 1617 JFK Boulevard, Suite 520, Philadelphia, PA 19103; Salt Lake City –351 S. West Temple Street, Suite 6.100, Salt Lake City, UT 84101; and San Francisco – 44 Montgomery Street, Suite 2800, San Francisco, CA 94104.  You can find out about the operation of the Public Reference Room and applicable copying charges by calling 202-551-8090.

19.
Comment:  Are there any valuation policy differences in the Target Fund and the Acquiring Fund that was cause an adjustment on the merger date?  If so, the differences need to be quantified and if the differences are material we would ask that they are quantified and shown as an adjustment capitalization table and the pro forma financial statements.

Response:   The Registrant confirms that there no valuation policy differences that will cause an adjustment on the merger date.

20.	Text: Page 35, Board Considerations, Relative Expense Ratios

Comment:  Did the Target Trust Board specifically consider the higher management fee of the Acquiring Fund? If so, please add disclosure pertaining to their considerations.

Response:   Yes, the Target Trust Board specifically discussed the higher management fee of the Acquiring Fund.   Moreover, the Target Trust Board considered the lower overall expense ratio of the Acquiring Fund under the Acquiring Fund's expense limitation agreement, in comparison to that of the Target Fund, which it believed to be in the interest of the Target Fund's shareholders.

21.	Text: Page 37, Capitalization Tables

Comment:  Please add a footnote explaining the pro forma adjustment.

Response:   The Registrant has added the following footnote to the Capitalization table in reference to the pro forma adjustment:

"Adjustment to show the appropriate number of shares with respect to the effect of the Reorganization"

22.	Text: SAI, Page 2, Pro Forma Financial Statements

Comment:  At the end of each Pro Forma Financial Statement please add a note stating "These are Pro Forma Financial Statements."

Response:   The Registrant has added the requested disclosure.

23.	Text: SAI, Page 3, Pro Forma Statement of Assets and Liabilities

Comment:  Please revise the Pro Forma Statement of Assets and Liabilities to include a  pro forma adjustment column to show the share adjustment (as provided in the Capitalization Table).  Please include the required footnote for the pro forma adjustment.

Response:   The Registrant has revised the Pro Forma Statement of Assets and Liabilities as requested.

24.	Text: SAI, Page 3, Pro Forma Statement of Assets and Liabilities, far right-hand column, last three rows

Comment:  Please revise the Pro Forma Statement of Assets and Liabilities for the Pro Forma Combined Fund. The shares outstanding and the net asset value per share need to be updated to match what is in the Capitalization Table.

Response:   The Registrant has revised the Pro Forma Statement of Assets and Liabilities as requested.

25.	Text: SAI, Page 4, Pro Forma Statement of Operations, Expenses

Comment: The Chief Compliance Officer Fees are currently showing zero for the Acquiring Fund.  Please verify that this is correct.

Response:   The Registrant confirms the Chief Compliance Officer Fees as listed are correct.

26.	Text: SAI, Page 4, Pro Forma Statement of Operations, Expenses

Comment:  Please confirm that the Trustee Fees  for the Pro Forma Combined, as listed are correct.

Response:   The Registrant confirms the Trustee Fees as listed  for the Pro Forma Combined are correct.

27.	Text: SAI, Page 5, Pro Forma Schedule of Investments, Total Money Market Funds

Comment:  The Total Money Market Funds section needs to be revised to separately disclose each Fund and share class held.

Response:   The Registrant has revised the Pro Forma Schedule of Investments to revise the disclosure as requested.

28.	Text: SAI, Page 6, Pro Forma Schedule of Investments

Comment:  Assuming there is no repositioning, we ask that the Pro Forma Schedule of Investments be revised to include a footnote stating "All of the investments will comply with the investment restrictions and compliance guidelines of the Target Fund."

Response:   The Registrant has revised the Pro Forma Schedule of Investments to include the footnote as requested.

29.	Text: SAI, Page 7, Notes to the Pro Forma Combined Financial Statements

Comment:  In the Notes to the Pro Forma Combined Financial Statements, please disclose the identification of the accounting survivor.

Response:   The Registrant has revised the Notes to the Pro Forma Combined Financial Statements to include the following statement as requested:

Following the Reorganization, the Staar Disciplined Strategies Fund will be the accounting survivor.

30.	Text: SAI, Page 7, Notes to the Pro Forma Combined Financial Statements

Comment:  Please revise the Notes to the Pro Forma Combined Financial Statements narratives to be in compliance with the recent AICPA 2010-11 Audit Risk Alert provided.

Response:   The Registrant has revised the Notes to the Pro Forma Combined Financial Statements narratives to be compliant with the AICPA 2010-11 Audit Risk Alert provided by the SEC Staff Accountant.

* * *

If you would like to discuss any of the comments, please feel free to reach out to me directly at (215) 564-8048 or Amy G. Smith at (215) 564-8104 in my absence.

Sincerely,

/s/ Jana L. Cresswell, Esq.

cc:	Brett Boshco